The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and has become effective. This prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)
Registration No. 333-157658

PROSPECTUS SUPPLEMENT (subject to completion), dated October 1, 2009

(To prospectus dated March 3, 2009)

U.S.$                             % notes due 20

Issue price         %

Interest payable                      and

U.S.$                             % notes due 20

Issue price         %

Interest payable                      and

We are offering U.S.$                     aggregate principal amount of our         % notes due                     , 20     (the “Series 20     Notes”) and U.S.$                     aggregate principal amount of our         % notes due                     , 20     (the “Series 20     Notes”). We refer to the Series 20     Notes and the Series 20     Notes collectively as the “notes.”

The interest rate payable on the notes will be subject to adjustment from time to time if the rating assigned to the notes is downgraded (or subsequently upgraded) under the circumstances described in this prospectus supplement.

We may redeem the notes of any series, in whole or in part from time to time, at a make-whole redemption price described in this prospectus supplement. We may also redeem the notes at par if certain tax-related events occur (as described in more detail in this prospectus supplement). We may be required to make an offer to purchase all or a portion of each holder’s notes upon the occurrence of certain change of control events at a purchase price equal to 101% of the principal amount tendered plus accrued and unpaid interest, if any, to the date of purchase.

The notes will be unsecured and unsubordinated obligations of ArcelorMittal and will rank equally with ArcelorMittal’s unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to all of ArcelorMittal’s existing and future secured indebtedness to the extent of the value of the collateral by which it is secured and to all existing and future indebtedness of ArcelorMittal’s subsidiaries with respect to the assets of those subsidiaries. The notes will be issued in minimum denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

The notes are expected to be rated “Baa3” (outlook stable) by Moody’s Investor Services, Inc. (“Moody’s”), “BBB” (outlook negative) by Standard & Poor’s Ratings Services (“Standard & Poor’s”) and “BBB” (outlook negative) by Fitch Inc. (“Fitch”).

See “Risk Factors” beginning on page 1 of the accompanying prospectus for a discussion of certain risks that you should consider in connection with an investment in the notes.

	Issue Price(1)		Underwriting discounts		Proceeds, before expenses, to ArcelorMittal
Per Series 20 Note		%		%		%
Total	$		$		$
Per Series 20 Note		%		%		%
Total	$		$		$

(1)	Plus accrued interest from , 2009 (if any).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Delivery of the notes in book-entry form will be made on or about             , 2009 through The Depository Trust Company for the accounts of its participants, including Clearstream and the Euroclear system.

Citi	Deutsche Bank	J.P. Morgan

The date of this prospectus supplement is             , 2009

Prospectus Supplement

PROSPECTUS SUPPLEMENT SUMMARY	S-1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	S-7
RECENT DEVELOPMENTS	S-8
USE OF PROCEEDS	S-15
CAPITALIZATION AND INDEBTEDNESS	S-16
RATIO OF EARNINGS TO FIXED CHARGES	S-17
DESCRIPTION OF NOTES	S-18
ADDITIONAL TAX CONSIDERATIONS	S-27
UNDERWRITING	S-29
EXPENSES OF THE OFFERING	S-31
VALIDITY OF NOTES	S-31

Prospectus

ABOUT THIS PROSPECTUS	i
RISK FACTORS	1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	18
WHERE YOU CAN FIND MORE INFORMATION	18
FORWARD-LOOKING STATEMENTS	19
PRESENTATION OF CERTAIN INFORMATION	21
ARCELORMITTAL	22
USE OF PROCEEDS	24
CAPITALIZATION AND INDEBTEDNESS	24
RATIO OF EARNINGS TO FIXED CHARGES	24
DESCRIPTION OF DEBT SECURITIES	26
CLEARANCE AND SETTLEMENT	38
TAX CONSIDERATIONS	41
PLAN OF DISTRIBUTION	45
VALIDITY OF SECURITIES	47
EXPERTS	47

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. No person has been authorized to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. ArcelorMittal is not making an offer to sell these securities in any jurisdiction where the offer or sale are not permitted. This document may only be used where it is legal to sell these securities.

You should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus supplement. ArcelorMittal’s business, financial condition, results of operations and prospects may have changed since that date.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about ArcelorMittal and the notes being offered. It may not contain all of the information that may be important to you. Before investing in the notes, you should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus carefully for a more complete understanding of ArcelorMittal’s business and this offering.

ArcelorMittal Overview

ArcelorMittal is the world’s largest and most global steel producer, with an annual production capacity of over 130 million tonnes of crude steel. The Company produced approximately 31 million tonnes of crude steel for the six months ended June 30, 2009. ArcelorMittal had sales of $124.9 billion and steel shipments of 101.7 million tonnes in the year ended December 31, 2008. ArcelorMittal had sales of $30 billion and steel shipments of 33 million tonnes in the six months ended June 30, 2009. ArcelorMittal has steel-making operations in 20 countries in four continents, including 65 integrated, mini-mill and integrated mini-mill steel-making facilities. ArcelorMittal is the largest steel producer in North and South America, Europe and Africa, the second largest steel producer in the Commonwealth of Independent States (“CIS”) and has a growing presence in Asia, particularly in China. As of June 30, 2009, ArcelorMittal had approximately 296,000 employees.

ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products. Specifically, ArcelorMittal produces flat products, including sheet and plate, long products, including bars, rods and structural shapes, and stainless steel products. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 160 countries, including the automotive, appliance, engineering, construction and machinery industries.

ArcelorMittal has been built on a management strategy that emphasizes size and scale, vertical integration, product diversity and quality, continuous growth in higher value products, a strong employee well-being and customer service focus. ArcelorMittal intends to continue to play a leading role in the consolidation of the global steel industry and to remain the global leader in the steel industry. The Company’s three-dimensional strategy, as described in our 2008 Form 20-F incorporated by reference herein, is its key to sustainability and growth. ArcelorMittal has unique geographical and product diversification coupled with upstream and downstream integration designed to minimize risk caused by cyclicality.

Recent Developments

For a description of certain recent developments relating to ArcelorMittal, see “Recent Developments” in this prospectus supplement.

Corporate and Other Information

ArcelorMittal is a public limited liability company (société anonyme) that was incorporated under the laws of Luxembourg on June 8, 2001. ArcelorMittal is registered at the R.C.S. Luxembourg under number B 82.454. The mailing address and telephone number of ArcelorMittal’s registered office are: 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, tel: +352 4792-2652. ArcelorMittal’s agent for U.S. federal securities law purposes is ArcelorMittal USA Inc., 1 South Dearborn, Chicago, Illinois 60603, United States of America.

Summary of the Offering

The following is a brief summary of the terms of this offering. For a more complete description of the terms of the notes, see “Description of Notes” in this prospectus supplement.

Issuer	ArcelorMittal

Notes offered	•	U.S.$ in principal amount of % notes due 20 .

•	U.S.$ in principal amount of % notes due 20 .

Issue price	•	Series 20 Notes: % of the principal amount, plus accrued interest from , 2009 (if any)

•	Series 20 Notes: % of the principal amount, plus accrued interest from , 2009 (if any)

Maturity	•	Series 20 Notes: , 20

•	Series 20 Notes: , 20

Interest rate	•	The Series 20 Notes issued hereby will bear interest at the rate of % per annum from , 2009 based upon a 360-day year consisting of twelve 30-day months.

•	The Series 20 Notes issued hereby will bear interest at the rate of % per annum from , 2009 based upon a 360-day year consisting of twelve 30-day months.

The interest rate payable on the notes will be subject to adjustment from time to time if the rating assigned to the notes is downgraded (or subsequently upgraded) under the circumstances described in this prospectus supplement. See “Description of Notes—Payments of Principal and Interest—Interest Rate Adjustment Based on Rating Events.”

Interest payment dates	•	Interest on the Series 20 Notes issued hereby will be payable semi-annually in arrears on and of each year, commencing on , 20 .

•	Interest on the Series 20 Notes issued hereby will be payable semi-annually in arrears on and of each year, commencing on , 20 .

Ranking

The notes will be ArcelorMittal’s unsecured and unsubordinated obligations and will rank equally in right of payment with all of its other unsecured and unsubordinated debt. The notes will be effectively subordinated to all of ArcelorMittal’s existing and future secured indebtedness to the extent of the value of the collateral by which it is secured and to all existing and future indebtedness of its subsidiaries with respect to the assets of those subsidiaries. The notes do not restrict ArcelorMittal’s ability or the ability of its subsidiaries to incur additional indebtedness in the future. As of June 30, 2009, ArcelorMittal’s total consolidated debt was approximately U.S.$30.1 billion. See “Capitalization and Indebtedness.”

Additional Amounts

In the event that any withholding or deduction is required by the laws of Luxembourg or certain other jurisdictions, ArcelorMittal will pay additional amounts so that the amount you receive after the withholding tax or deduction will equal the amount that you would have received if no withholding tax or deduction had been applicable, subject to some exceptions. See “Description of Debt Securities—Additional Amounts” in the accompanying prospectus.

Covenants

The indenture relating to the notes contains restrictions on ArcelorMittal’s ability to pledge assets and to merge or engage in similar transactions. For a more complete description see “Description of Debt Securities—Consolidation, Merger, Conveyance or Transfer” and “Description of Debt Securities—Negative Pledge” in the accompanying prospectus.

Redemption Events

Optional Redemption. ArcelorMittal may redeem the notes of any series in whole or in part from time to time at ArcelorMittal’s option by paying the greater of (1) the principal amount of the notes to be redeemed and (2) the applicable make-whole amount, in each case plus accrued and unpaid interest to the redemption date. See “Description of Notes—Redemption, Exchange and Purchase—Redemption at the Option of the Company.”

Tax Redemption. If, due to certain changes in tax treatment in Luxembourg or certain other jurisdictions, ArcelorMittal would be required to pay additional amounts on the notes as described under “Description of Debt Securities—Additional Amounts” in the accompanying prospectus, ArcelorMittal may redeem the notes in whole but not in part at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest to the date of redemption. See “Description of Debt Securities—Redemption, Exchange and Purchase—Redemption for Taxation Reasons” in the accompanying prospectus.

Offer to Purchase Upon a Change of Control

Upon the occurrence of certain change of control events, ArcelorMittal may be required to make an offer to purchase all or a portion of each holder’s notes at a purchase price equal to 101% of the principal amount tendered plus accrued and unpaid interest to the date of purchase. See “Description of Notes—Redemption, Exchange and Purchase—Offer to Purchase upon a Change of Control.”

Use of proceeds	ArcelorMittal intends to use the net proceeds from the sale of the notes for general corporate purposes. See “Use of Proceeds” for additional details.

Listing	The notes will not be listed.

Trustee, registrar, principal paying agent and transfer agent	HSBC Bank USA, National Association.

Rating	The Series 20 Notes and the Series 20 Notes are expected to be rated “Baa3” (outlook stable) by Moody’s, “BBB” (outlook negative) by Standard & Poor’s and “BBB” (outlook negative) by Fitch.

Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by ArcelorMittal and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the notes. Each rating should be evaluated independently of any other rating.

For recent announcements by these ratings agencies regarding the Company’s credit ratings, see “Recent Developments—Other Recent Developments.”

Governing law	The indenture and the notes will be governed by the laws of the State of New York.

Risk Factors

See “Risk Factors” in the accompanying prospectus and the other information included or incorporated by reference in the accompanying prospectus for a discussion of the factors you should carefully consider before investing in the notes.

Global Notes Codes	Series 20 Notes Registered Global Note: CUSIP: ISIN:	Series 20 Notes Registered Global Note: CUSIP: ISIN:

Summary Consolidated Financial Information and Operating Data

The following tables present selected consolidated financial information of ArcelorMittal and, where relevant, of Mittal Steel, as of and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, and for the six months ended June 30, 2008 and 2009, prepared in accordance with IFRS. This selected consolidated financial information should be read in conjunction with the ArcelorMittal Consolidated Financial Statements, including the notes thereto, and the June 30, 2009 Financial Statements and the notes thereto, incorporated by reference in this prospectus supplement.

Statement of Operations Data

(Amounts in $ millions except per share data and percentages)

	For the year ended December 31,					For the six-month period ended June 30,
	2004	2005	2006	2007	2008	2008	2009
						(unaudited)
Sales(1)	$20,612	$28,132	$58,870	$105,216	$124,936	$67,649	$30,298
Cost of sales (including depreciation and impairment)(2)(3)	14,422	22,341	48,378	84,953	106,110	54,003	30,915
Selling, general and administrative	676	1,062	2,960	5,433	6,590	3,411	2,050
Operating income (loss)	5,514	4,729	7,532	14,830	12,236	10,235	(2,667)
Operating income (loss) as percentage of sales	26.80%	16.80%	12.80%	14.10%	9.79%	15.13%	(8.80)%
Other income—net	1,143	214	49	—	—	—	—
Income (loss) from investments in associates and joint ventures	149	86	301	985	1,653	881	(142)
Financing costs—net	(214)	(353)	(654)	(927)	(2,352)	(785)	(1,505)
Income (loss) before taxes	6,592	4,676	7,228	14,888	11,537	10,331	(4,314)
Net income (loss) (including non-controlling interests)	5,625	3,795	6,106	11,850	10,439	8,802	(1,987)
Net income (loss) attributable to equity holders of the parent	5,210	3,301	5,247	10,368	9,399	8,210	(1,855)
Basic earnings per common share(4)	$8.10	$4.80	$5.31	$7.41	$6.80	$5.87	$(1.34)
Diluted earnings per common share(4)	$8.10	$4.79	$5.30	$7.40	$6.78	$5.86	$(1.34)
Dividends declared per share(5)	—	$0.30	$0.50	$1.30	$1.50	$0.75	$0.375

Statement of Financial Position Data

(Amounts in $ millions except share data)

	As of December 31,					As of June 30, 2009
	2004	2005	2006	2007	2008
						(unaudited)
Cash and cash equivalents, including short-term investments and restricted cash	$2,634	$2,149	$6,146	$8,105	$7,587	$7,263
Property, plant and equipment	11,058	19,045	54,573	61,994	60,755	60,715
Total assets	21,692	33,867	112,681	133,625	133,088	127,118
Short-term debt and current portion of long-term debt	341	334	4,922	8,542	8,409	7,962
Long-term debt, net of current portion	1,639	7,974	21,645	22,085	25,667	22,164
Net assets	11,079	15,457	50,228	61,535	59,230	61,311

Other Data

(Amounts in $ millions except volume data)

	For the year ended December 31,					For the six-month period ended June 30,
	2004	2005	2006	2007	2008	2008	2009
						(unaudited)
Net cash provided by operating activities	$4,300	$3,874	$7,122	$16,532	$14,652	$6,214	$2,075
Net cash (used in) investing activities	(656)	(7,512)	(8,576)	(11,909)	(12,428)	(7,983)	(1,275)
Net cash (used in) provided by financing activities	(2,118)	3,349	5,445	(3,417)	(2,132)	1,513	(1,177)
Total production of crude steel (thousands of tonnes)	39,362	48,916	85,620	116,415	103,326	60,015	31,093
Total shipments of steel products (thousands of tonnes)(6)	35,067	44,614	78,950	109,724	101,691	59,037	32,926

(1)

Including $2,235 million, $2,339 million, $3,847 million, $4,767 million and $6,411 million of sales to related parties for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively (see note 13 to the ArcelorMittal Consolidated Financial Statements), and $3,156 million and $1,293 million of sales to related parties for the six-month periods ended June 30, 2008 and 2009, respectively.

(2)

Including $1,021 million, $914 million, $1,740 million, $2,408 million and $2,391 million of purchases from related parties for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively, and $1,460 million and $670 million of purchases from related parties for the six-month periods ended June 30, 2008 and 2009, respectively.

(3)

Including depreciation and impairment of $734 million, $1,113 million, $2,324 million, $4,570 million and $6,100 million for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively, and depreciation and impairment of $2,855 million and $2,346 million for the six-month periods ended June 30, 2008 and 2009, respectively.

(4)

Earnings per common share are computed by dividing net income attributable to equity holders of ArcelorMittal by the weighted average number of common shares outstanding during the periods presented, considering retroactively the shares issued by Mittal Steel in connection with its acquisition of LNM Holdings N.V. in 2004.

(5)	This does not include the dividends declared in 2004 by LNM Holdings prior to its acquisition by Ispat International (a predecessor entity of Mittal Steel).
(6)	Shipment volumes of steel products for the operations of the Company include certain inter-company shipments.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” the information we file with it, which means that we may disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and certain later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference our annual report on Form 20-F for the year ended December 31, 2008 (File No. 333-146371), including the ArcelorMittal Consolidated Financial Statements, which is referred to as our “2008 Form 20-F”. We also incorporate by reference the following reports furnished by us on Form 6-K and available on the SEC website:

•

Report on Form 6-K furnished on May 15, 2009 and indicating incorporation by reference into the March 3, 2009 Form F-3 and prospectus therein, incorporating the ArcelorMittal Debt Securities Underwriting Agreement Standard Provisions (incorporation by reference being with respect to Exhibit 99.1 only).

•	Report on Form 6-K furnished on May 20, 2009 and indicating incorporation by reference into the March 3, 2009 Form F-3 and prospectus therein, incorporating the Base Indenture, dated May 20, 2009.

•

Report on Form 6-K furnished on August 5, 2009, incorporating 1) ArcelorMittal’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2009 and 2) Condensed consolidated financial statements of ArcelorMittal for the six months ended June 30, 2009, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (the “June 30, 2009 Financial Statements”).

•

Report on Form 6-K furnished on October 1, 2009, incorporating ArcelorMittal’s computation of the ratio of earnings to fixed charges for the six months ended June 30, 2009 and each of the five years ended December 31, 2008, 2007, 2006, 2005 and 2004.

We also incorporate by reference into this prospectus any future filings made with the SEC under Sections 13(a), 13(c) or 15(d) of the Exchange Act of 1934, as amended (which is referred to as the “Exchange Act”), before the termination of the offering, and, to the extent designated therein, reports on Form 6-K that we furnish to the SEC before the termination of the offering.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or a later document incorporated by reference herein modifies or supersedes such first statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings, at no cost, by writing or telephoning us at ArcelorMittal USA Inc., 1 South Dearborn Street, 19th Floor, Chicago, IL 60603, Attention: Ms. Lisa M. Fortuna, Manager, Investor Relations, telephone number: (312) 899-3985.

RECENT DEVELOPMENTS

Second Quarter 2009 Results

ArcelorMittal announced results for the three months and six months ended June 30, 2009:

Highlights for the three months ended June 30, 2009:

•	Shipments of 17.0 million tonnes, up 6% as compared to first quarter 2009.

•	Operating loss of $1.2 billion, down 20% as compared to first quarter 2009.

•	Net loss of $0.8 billion due in part to $1.2 billion pre-tax charge related primarily to write-downs of inventory and provisions for workforce reduction.

Reinforced financial structure and debt maturity profile extended

•

Net debt (defined to include long-term debt, net of current portion, plus payables to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments) reduced by $3.8 billion from March 31, 2009 to $22.9 billion and gearing (defined as (A) long-term debt, net of current portion, plus payable to banks and current portion of long-term debt, less cash and cash equivalents and restricted cash, divided by (B) total equity) reduced from 48% to 37% during the three months ended June 30, 2009.

•	Successful equity, convertible bond and bond financing transactions, raising approximately $11.4 billion during the three months ended June 30, 2009.

•

Cash and cash equivalents, including restricted cash and short-term investments, of $7.3 billion as of June 30, 2009 (of which $3.4 billion was subsequently used to prepay amounts outstanding under the Company’s €17 Billion Facility, as described below), as compared to $7.6 billion as of December 31, 2008, and available borrowing capacity of $15.4 billion under existing credit facilities as of June 30, 2009 (without taking into account the cancellation of the Company’s $3.2 billion credit facility which occurred in the third quarter of 2009 as described below), as compared to $5.8 billion as of December 31, 2008.

Outlook

•

Operating income is expected to be slightly positive in the third quarter and positive in the second half of 2009. Shipments are expected to be slightly higher in the third quarter of 2009 than in the second quarter of 2009, and average steel selling prices are expected to remain stable or be slightly lower. In addition, the Company expects additional cost benefits from raw material cost reductions in the third quarter.

Renegotiation of Financial Covenants Relating to Financing Facilities

ArcelorMittal’s principal financing facilities—that is, the €17 billion (approximately $25 billion) term and revolving credit facility entered into on November 30, 2006 (the “€17 Billion Facility”), as novated and amended, the $4 billion revolving credit facility entered into on May 13, 2008, as amended (the “$4 Billion Facility”), the $800 million committed multi-currency letter of credit facility and, until August 18, 2009, the $3.2 billion term and revolving credit facility, as amended (the “2005 Credit Facility”), contain provisions requiring compliance with financial covenants, as summarized below. On August 3, 2009, the Company reached agreements with its creditors under the €17 Billion Facility and the $4 Billion Facility, which became effective on August 18, 2009, amending the €17 Billion Facility and the $4 Billion Facility and resulting in the cancellation of the 2005 Credit Facility (the “Amendments”).

Prior to the effectiveness of the Amendments on August 18, 2009, the €17 Billion Facility, the $4 Billion Facility and the 2005 Credit Facility had the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as defined in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain level, initially 3.5 to one. The Company refers to this ratio as the “Leverage Ratio”. As of June 30, 2009, the Leverage Ratio stood at approximately 1.7 to one, up from 1.1 to one as of December 31, 2008. The Amendments provide for the amendment of the Leverage Ratio from 3.5 to one as originally provided, to 4.5 to one as of December 2009 and 4.0 to one as of June 30, 2010, reverting to 3.5 to one as of December 31, 2010. Although the Company incurred fees in connection with the Amendments, the Company’s ongoing borrowing costs under the facilities will not increase unless its Leverage Ratio becomes greater than 3.5 to one at the end of any Measurement Period. In such a case, the Company will also be subject to certain additional non-financial restrictive covenants, including in relation to expansionary capital expenditures, acquisitions, increase in dividends and share buybacks. As agreed in connection with the Amendments, a total of $3.4 billion was prepaid in respect of debt due in the fourth quarter of 2009 and in 2010, and the 2005 Credit Facility was be cancelled, in each case on August 18, 2009.

Forward Start Facilities

In response to the ongoing difficult credit market conditions in the first half of 2009, ArcelorMittal entered into certain facilities, known as “Forward Start” facilities, in order to extend the maturity of various facilities and to secure liquidity in advance in the event that difficult credit market conditions were to persist for longer than expected. A Forward Start facility provides a borrower with a committed facility to refinance an existing facility upon its maturity, and therefore certainty as to the availability of funds for that refinancing.

As a result of proceeds obtained from the Company’s bonds, convertible bonds and equity issuances in the second quarter of 2009, the commitments under these Forward Start facilities were ratably cancelled, as provided under the facilities. As agreed in connection with the Amendments, $3.175 billion in Forward Start commitments has been reinstated to extend the maturity of the $4 Billion Facility to 2012.

Credit Ratings

On June 5, 2009, S&P downgraded ArcelorMittal’s long-term corporate credit and debt ratings from BBB+ to BBB, adding that outlook was negative. In taking this action, S&P noted that ArcelorMittal was “experiencing a broad and severe weakening of its operating performance, caused by very difficult market conditions in the steel sector,” which were “evident in sharply reduced capacity utilization, shipments, and steel prices.” S&P also noted that it had factored in the possibility that in the absence of further corrective action on the part of management and depending on market conditions, ArcelorMittal could breach a net debt-to-EBITDA ratio financial covenant in its credit facilities, which is tested half-yearly.

On May 20, 2009, Moody’s downgraded ArcelorMittal’s Baa2 rating to Baa3 and assigned a stable outlook, citing the continued weakness in steel markets and the effects this is expected to have on ArcelorMittal’s leverage ratios in the intermediate term. Moody’s stated that it recognized the significant initiatives taken by ArcelorMittal in the last few months to lengthen its debt maturity profile and reduce its debt including through a capital increase in a particularly difficult economic environment and that the Baa3 rating assumes that ArcelorMittal will be able to achieve its debt reduction target by year-end of an additional $2.2 billion.

Also on May 20, 2009, Fitch downgraded ArcelorMittal’s Long-term Issuer Default Rating (IDR) and senior unsecured ratings to BBB from BBB+ and assigned a stable outlook on the Company’s Long-term IDR, citing the significant negative impact that Fitch expects the current global recession to have on the Company’s operating performance and credit metrics. Fitch noted that it believes that ArcelorMittal’s management has reacted swiftly and appropriately to the current downturn, having announced large production cutbacks, significant temporary and permanent cost reductions, and capital expenditure and dividend reductions, with Fitch’s 2009 rating base case incorporating approximately a 30% reduction in steel shipments and a 50% reduction in revenues. On July 31, 2009, Fitch Rating revised its outlook from stable to negative, citing increased concern regarding the pace and timing of the current recovery in world steel prices and volumes. Fitch simultaneously affirmed ArcelorMittal’s Long-term IDR and senior unsecured rating at BBB respectively. Fitch further noted that while it believes ArcelorMittal’s management is reacting appropriately to the economic downturn, there are indicators of a flatter recovery curve and the prospect of a delay in volume and price improvements. Fitch predicts ArcelorMittal’s third quarter results to be less than previously forecast, and it does not foresee a significant reduction in net debt in the third quarter 2009 from second quarter 2009 levels.

Other Recent Developments

On September 16, 2009, ArcelorMittal announced that the Company had set new targets for reduced gearing and leverage going forward. ArcelorMittal set a target range for gearing of between 25% to 40% (gearing is defined as (A) long-term debt, net of current portion, plus payables to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments (also referred to as “net debt”), divided by (B) total equity). Gearing had ranged from 35% to nearly 50% from mid-2006 to mid-2008, and stood at 37% as of June 30, 2009. The Company also set internal goals for maintaining reduced leverage levels (which it measures by dividing net debt by the trailing multi-year average of an earnings-based measure of ArcelorMittal). ArcelorMittal forecast higher levels of capital expenditures in 2010 as compared to 2009. The Company said that growth-oriented capital expenditure would resume slowly and would focus on key emerging markets such as South America and India, and on the expansion of the Company’s mining operations. Given the inherent uncertainty of forward-looking information such as this, it is possible that the ratios and capital expenditure described above that will be recorded will be different, particularly if one or more of the risks described under “Forward Looking Statements” and “Risk Factors” were to occur.

On September 7, 2009, ArcelorMittal launched a tender offer for the acquisition of 29.4% of the shares in Uttam Galva Steels Limited (“Uttam Galva”), a leading producer of cold rolled steel, galvanized products (including plain and corrugated) and color coated coils and sheets based in Western India. Uttam Galva is listed on the major stock exchanges of India. The price offered in the tender offer is 120 Indian Rupees per share, which represents a 27% premium over the 2-week volume weighted average price of the shares and an 85% premium over the 6-month volume weighted average price of the shares. The transaction value for a 35% stake is 5 billion Indian Rupees ($103 million) implying an estimated enterprise value of 28 billion Indian Rupees ($560 million).

Uttam Galva has its main operating facility in Khopoli near Mumbai and has 1,400 employees. Uttam Galva supplies customers in the automobile, white goods, construction and general engineering sectors. For the year ended March 31, 2009, it shipped 630,000 MT of products and its service centers processed 380,000 MT generating revenues of 44 billion Indian Rupees ($890 million) and net profit after tax of 1 billion Indian Rupees ($21 million).

On September 3, 2009, ArcelorMittal signed a share purchase agreement with the R K Miglani family, the existing promoter of Uttam Galva, for the acquisition of 5.6% of the shares in Uttam Galva. On September 4, 2009, ArcelorMittal signed a co-promotion Agreement with the R K Miglani family and Uttam Galva in order to become a co-promoter of Uttam Galva and to obtain broad joint control rights. Subject to 29.4% of Uttam Galva’s shares being tendered in the offer, ArcelorMittal will hold 35% of the equity in Uttam Galva. The completion of both of these agreements is subject to customary approvals.

On September 1, 2009, ArcelorMittal announced that Malay Mukherjee had stepped down from the Company’s Board of Directors in order to pursue other interests. Mr. Mukherjee had joined the Board of Directors in May 2008 after a long and distinguished career in ArcelorMittal’s senior management, most recently as a member of the Group Management Board with responsibility for Asia, Africa, the CIS, Mining and Technology.

In response to press reports and queries in late July 2009 relating to a possible joint venture spin-off of its stainless steel business, ArcelorMittal stated that it was evaluating various options in relation to this business.

ArcelorMittal considers that consolidation in the stainless steel sector, particularly in Europe, would be beneficial, and is actively evaluating all options to participate in the sector consolidation, including joint ventures.

On July 21, 2009, ArcelorMittal announced the completion of the acquisition of all the issued and outstanding shares of Noble European Holdings B.V. (“Noble BV”), a Dutch private limited liability company engaged in laser welded blanks operations primarily in Europe. Noble BV is a leading European manufacturer of tailored blanks with operations in Belgium, France, Germany, Spain, the UK, Slovakia, Australia and joint ventures in Mexico, China and India.

On June 17, 2009, ArcelorMittal held an Extraordinary General Meeting (“EGM”) of shareholders in Luxembourg to approve the sole resolution on its agenda. 746,489,458 shares, or 52.5% of the Company’s share capital, were present or represented at the meeting and 726,938,172 shares, or 97.45% of the shares present and represented, voted in favor of the resolution. The purpose of the resolution was to renew and broaden the authorization to the Board of Directors to increase the issued share capital of ArcelorMittal by a maximum of 168,173,653 shares during a period of five years. As a consequence of the approval of the resolution submitted to EGM, the Company issued, on June 22, 2009, 112,088,263 new shares in order to return shares borrowed from, and deliver shares purchased by, Ispat International Investments S.L. in connection with the common stock offering that closed on May 6, 2009. Following this issuance, the total number of issued ArcelorMittal shares was 1,560,914,610.

On June 5, 2009, as a result of changes in the composition of its Board of Directors following its Annual General Meeting of Shareholders (“AGM”) (held on May 12, 2009), ArcelorMittal announced updates to the membership of its board level committees and the creation of a new Risk Management Committee, in line with recent developments in best practices for corporate governance. The Risk Management Committee is responsible for advising the Board of Directors on risk management and ensuring that ArcelorMittal maintains an effective risk management process to support daily management and decision-making.

The composition of the board committees is as follows:

•	Audit Committee: Mr. Narayanan Vaghul (Chairman), Mr. José Ramón Álvarez Rendueles, Mr. Wilbur L. Ross Jr. and Mr. Antoine Spillmann.

•	Appointments, Remuneration & Corporate Governance Committee: Mr. Lewis B. Kaden (Chairman), H.R.H. Prince Guillaume de Luxembourg and Mr. Narayanan Vaghul.

•	Risk Management Committee: Mr. Antoine Spillmann (Chairman) and Mr. Georges Schmit.

On May 12, 2009, ArcelorMittal’s Annual General Meeting of shareholders held in Luxembourg approved all resolutions on the agenda. In particular, the shareholders acknowledged the expirations of the mandates of Michel Marti, Sergio Silva de Freitas, Wilbur L. Ross, Narayanan Vaghul, François Pinault and Jean-Pierre Hansen, and they elected Wilbur L. Ross, Narayanan Vaghul and François Pinault as members of the Board of Directors. Ignacio Fernández Toxo stepped down from the Board of Directors effective May 12. ArcelorMittal had also convened its shareholders to an Extraordinary General Meeting (which was scheduled to vote on a capital increase of the Company that would permit, among other things, delivery to Ispat International Investments S.L. of 98 million Company common shares borrowed by the Company in connection with its share offering that closed on May 6, 2009). However, the quorum required for that meeting was not reached and the meeting was rescheduled to June 17, 2009, at which time the relevant resolution was approved.

On May 7, 2009, ArcelorMittal and the Czech Government agreed to resolve all pending arbitration and litigation regarding the privatization of Nova Hut (now ArcelorMittal Ostrava) and Vitkovice Steel. The parties agreed to the following:

•	ArcelorMittal agreed to an amicable settlement of all pending litigation and arbitration cases against the Czech Government and its related entities;

•

ArcelorMittal will increase its stake in ArcelorMittal Ostrava to approximately 83% by acquiring a 10.9% stake held by the Czech Government. Following the acquisition, the Company will hold 82.55% of the outstanding shares of ArcelorMittal Ostrava; and

•	As a part of the overall settlement agreement, ArcelorMittal Ostrava concluded a long-term supply agreement for hot metal to Evraz Vitkovice Steel.

On July 22, 2009, the Company completed the acquisition of 1,359,083 shares. The total acquisition price was $375 million, of which $55 million was paid at closing with the remaining $320 million to be paid in six annual installments.

ArcelorMittal has suspended its previously announced policy to return 30% of net income to shareholders through an annual base dividend supplemented by share buy-backs, and on April 28, 2009, ArcelorMittal formally announced the termination of the share buy-back programs authorized by shareholders on May 13, 2008 and under which shares were repurchased until September 5, 2008.

On April 8, 2009, ArcelorMittal announced that it would be necessary to continue to suspend and optimize production in order to ensure the Company is well adapted to market conditions. All production suspensions are reviewed on a regular basis, and the Company expects to maintain all equipment during the suspension period to ensure that production can be re-started as swiftly as possible when market conditions improve. The European Works Council and ArcelorMittal agreed that there would be strong and transparent social dialogue about the production suspensions at local sites with the relevant Works Councils and employees.

On March 19, 2009, ArcelorMittal announced that the shares of its Canadian subsidiary Dofasco, which had been held by Strategic Steel Stichting, a Dutch foundation created in 2006 for the sole purpose of holding custody of Dofasco’s shares, will be transferred back to the ArcelorMittal group. In response to market speculation, ArcelorMittal stated that it has no plans to sell Dofasco.

Recent Developments in Legal Proceedings

Tax Claims

Brazil

The Brazilian Federal Revenue Service has claimed that ArcelorMittal Brasil owes $124 million for IPI (Manufactured Goods Tax) concerning its use of tax credits on the purchase of raw materials that were non-taxable, exempt from tax or subject to a 0% tax rate and the disallowance of IPI credits recorded five to ten years after the relevant acquisition. On March 31, 2009, ArcelorMittal Brasil agreed to participate in a Federal Revenue program settling a number of these disputes. At this stage, ArcelorMittal Brasil is not able to determine the total amount of payment; however, the reserves recorded for this matter are expected to be sufficient to cover such payment.

Spain

Spanish tax authorities have claimed that amortization recorded by the former Siderúrgica del Mediterraneo, S.A. (currently ArcelorMittal Segunto S.L.) in 1995, 1996 and 1997 is non-deductible for corporation tax purposes. Spanish tax authorities seek payment of $55 million, including the amount of tax, interest and penalties. A first instance judgment dated April 30, 2009 cancelled any liability for 1995 and 1996, and penalties for all three years. The tax liability of ArcelorMittal for 1997 was assessed at €5.7 million (including interest). Both parties are appealing the decision.

Competition/Antitrust Claims

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in U.S. District Court in the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA Inc., and other steel manufacturers, alleging that the defendants had conspired since 2005 to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Since the filing of the Standard Iron Works lawsuit, other similar lawsuits have been filed in the same court and have been consolidated with Standard Iron Works. In January 2009, ArcelorMittal and the other defendants filed a motion to dismiss the claims. On June 12, 2009, the Court denied the motion to dismiss. The defendants are considering the Court’s decision. It is too early in the proceedings for ArcelorMittal to determine the amount of its potential liability, if any. ArcelorMittal considers the allegations in the complaint to be entirely unfounded.

South Africa

On September 1, 2009, the Competition Commission in South Africa referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral follows an investigation into alleged collusion amongst the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application of one of the producers under investigation, Scaw South Africa. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works amounting to 10% of their annual turnover in South Africa and exports from South Africa for 2008. The referral and the allegations are under analysis at present and it is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

ArcelorMittal South Africa was involved in a dispute with Harmony Gold Mining Company Limited and Durban Roodeport Deep Limited in which the latter companies alleged that ArcelorMittal South Africa was in violation of the Competition Act. In March and September 2007, the Competition Tribunal found that ArcelorMittal South Africa had contravened Section 8(a) of the Competition Act by charging an excessive price and imposed a penalty on ArcelorMittal South Africa of approximately $97 million as well as behavioral remedies. ArcelorMittal South Africa appealed the decision of the Competition Tribunal on the merits and its decision on the remedies and in November 2007, the Competition Appeal Court ordered the suspension of the Tribunal’s decision on the remedies pending the appeal. On May 29, 2009, the Competition Appeal court ordered a setting aside of both decisions of the Competition Tribunal of 2007, both on the merits and on the remedies thereof, and referred the matter back to the Competition Tribunal. On September 14, 2009, the two plaintiffs withdrew their complaint to the Competition Tribunal against ArcelorMittal South Africa following a settlement between the parties. The settlement was reached without any admission of liability or wrongdoing by ArcelorMittal South Africa.

Minority Shareholder Claims Regarding the Exchange Ratio in the Second-Step Merger of ArcelorMittal into Arcelor

On October 18, 2007 and November 19, 2007, the entity resulting from the first step merger in the two-step merger process between Mittal Steel and Arcelor and Arcelor were notified of an appeal by three former hedge fund shareholders of Arcelor before the administrative court of Luxembourg against the March 2, 2007 decision of the CSSF exempting ArcelorMittal’s Significant shareholder from the obligation (under the Luxembourg law implementing the European Takeover Directive) under specified circumstances to launch a tender offer for all Arcelor shares outstanding after the merger. The CSSF had based its grant of an exemption on the fact that the merger would not result either in an acquisition of shares or in a change of the ultimate control of the company. The hearing took place on July 7, 2008. On August 26, 2009, the administrative court rendered decisions rejecting the claims of the three hedge fund shareholders.

Other Legal Claims

Canada

In 2008, two complaints by Canadian Natural Resources Limited (“CNRL”) in Calgary, Alberta against ArcelorMittal, ArcelorMittal USA Inc., Mittal Steel North America and ArcelorMittal Tubular Products Roman S.A. were filed. CNRL alleges negligence in both complaints, seeking damages of $49.8 million and $22.4 million, respectively. The plaintiff alleges that it purchased a defective pipe manufactured by ArcelorMittal Tubular Products Roman and sold by ArcelorMittal Tubular Products Roman and Mittal Steel North America. In May 2009, following the agreement of CNRL, ArcelorMittal and ArcelorMittal USA were dismissed from the cases without prejudice to CNRL’s right to reinstate the parties later if justified. ArcelorMittal is unable to reasonably estimate the amount of Mittal Steel North America’s and ArcelorMittal Tubular Products Roman’s liabilities relating to this matter, if any.

Brazil

Companhia Vale do Rio Doce (“Vale”) has commenced arbitral proceedings against ArcelorMittal Espana in Brazil, claiming damages arising from allegedly defective rails supplied by ArcelorMittal Espana to Vale for the Carajas railway in Brazil, and which Vale also alleges caused a derailment on the railway line. Vale quantifies its claim as $64 million. ArcelorMittal Espana intends to defend itself fully in this matter.

Mexico

Sicartsa is involved in a dispute with Ejido Santa Maria of the Municipality of La Union Guerrero over the payment of materials and related damages under a joint venture agreement between the parties. In October 2006, the Agrarian Unity Tribunal entered a judgment ordering Sicartsa to pay the plaintiff damages of $54 million. In April 2007, upon appeal by Sicartsa, a higher court set aside the judgment and ordered further expert evidence relating to the matters in dispute. The accounting expert appointed by the Agrarian Unity Tribunal filed its report on September 5, 2008 stating that the amount to be paid to Ejido Santa Maria is approximately $7,500. In June 2009, the Court decided that ArcelorMittal should pay $311. The decision is subject to appeal.

USE OF PROCEEDS

The net proceeds of the offering, after deduction of underwriting discounts and commissions and expenses of approximately $            , amount to approximately $            . ArcelorMittal intends to use the proceeds for general corporate purposes.

CAPITALIZATION AND INDEBTEDNESS

The following table, which has been prepared in accordance with IFRS, sets forth our capitalization as of June 30, 2009:

•	on an actual basis;

•

on a pro forma basis to give effect to the repayment in the period following June 30, 2009 of €2.4 billion (approximately $3.4 billion equivalent) under ArcelorMittal’s €17 Billion Facility related to the covenant amendment negotiations; and

•

on a pro forma as adjusted basis to give further effect to (i) the issuance and sale of $             aggregate principal amount of         % Notes due 20     in this note offering, and the application of the net proceeds thereof, after deducting the estimated underwriting discount and offering expenses; and (ii) the issuance and sale of $             aggregate principal amount of         % Notes due 20     in this note offering, and the application of the net proceeds thereof, after deducting the estimated underwriting discount and offering expenses, in each case as described under “Use of Proceeds.”

You should read this table with the ArcelorMittal Consolidated Financial Statements and the notes thereto and the June 30, 2009 Financial Statements and the notes thereto incorporated by reference into this prospectus.

	As of June 30, 2009 (Unaudited) (Amounts in $ millions)
	Actual	Pro Forma	Pro Forma as Adjusted
Short-term borrowings, including current portion of long-term debt	7,962	4,585
Secured and Unguaranteed	52	52
Guaranteed and Unsecured	326	326
Secured and Guaranteed	0	0
Unsecured/Unguaranteed	7,584	4,207
Long-term borrowings, net of current portion	22,164	22,164
Secured and Unguaranteed	211	211
Guaranteed and Unsecured	3,260	3,260
Secured and Guaranteed	422	422
Unsecured/Unguaranteed	18,271	18,271
Equity attributable to the equity holders of the parent	57,515	57,515
Non-controlling interests	3,795	3,795
Total shareholders’ equity	61,311	61,311
Total capitalization (Total shareholder’s equity plus Short-term borrowings plus Long-term borrowings)	91,437	88,060

The repayment of €2.4 billion (approximately $3.4 billion equivalent) related to the covenant waiver negotiations refers to the two installments (€1.2 billion each or approximately $1.7 billion equivalent each) maturing in November 2009 and May 2010 of the €12 billion term loan (part of the €17 Billion Facility), that ArcelorMittal prepaid on August 18, 2009.

Except as disclosed herein, there have been no material changes in ArcelorMittal’s consolidated capitalization and indebtedness since June 30, 2009.

As of June 30, 2009, ArcelorMittal had guaranteed approximately $4.0 billion of debt of its subsidiaries, which include ArcelorMittal Finance, Mittal Steel Delaware Partnership as well as operating subsidiaries.

RATIO OF EARNINGS TO FIXED CHARGES

ArcelorMittal’s unaudited ratio of earnings to fixed charges for the periods indicated below was as follows:

	2004		2005		2006		2007		2008	Six-month period ended June 30, 2009(1)
	(Unaudited)
Ratio of earnings to fixed charges	23.6	x	9.0	x	6.4	x	7.6	x	5.3X	-3.5X

(1)

Due to the ArcelorMittal’s loss in the six-month period ended June 30, 2009, the ratio coverage was less than 1:1. ArcelorMittal would have needed to generate additional earnings of $4,001 to achieve a coverage of 1:1 for the six-month period ended June 30, 2009.

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings represent consolidated pretax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries, less income allocable to non-controlling interests in consolidated entities that have not incurred fixed charges, fixed charges, and undistributed earnings of equity investees. Equity investees are investments accounted for using the equity method of accounting. Fixed charges include interest expensed and capitalized, the interest portion of rental obligations, amortized premiums, discounts and capitalized expenses related to indebtedness. Amounts were prepared in accordance with IFRS.

DESCRIPTION OF NOTES

The following description of the particular terms of the notes supplements the description of the general terms set forth in the accompanying prospectus under the heading “Description of Debt Securities.” It is important for you to consider the information contained in the accompanying prospectus and this prospectus supplement before making your decision to invest in the notes. If any specific information regarding the notes in this prospectus supplement is inconsistent with the more general terms of the notes described in the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

General

ArcelorMittal will issue the Series 20     Notes and the Series 20     Notes (collectively, the “notes”) under an indenture dated as of May 20, 2009 and a supplemental indenture dated on or about the delivery date of the notes, in each case between us and HSBC Bank USA, National Association, as Trustee. The terms of the notes include those expressly set forth in the indenture and supplemental indenture (collectively, the “indenture”) and those made part of the indenture by reference to the U.S. Trust Indenture Act of 1939, as amended.

In this section, references to “we,” “us” and “our” are to ArcelorMittal only and do not include our subsidiaries or affiliates.

References to “holders” mean those who have notes registered in their names on the books that ArcelorMittal or the Registrar maintain for this purpose, and not those who own beneficial interests in notes issued in book-entry form through The Depository Trust Company or in notes registered in street name. Owners of beneficial interests in the notes should refer to “Clearance and Settlement” in the accompanying prospectus.

The Series 20     Notes will be issued in an aggregate principal amount of U.S.$             and the Series 20     Notes will be issued in an aggregate principal amount of U.S.$            , subject to our ability to issue additional notes, which may be of the same series as the Series 20     Notes or the Series 20     Notes, as described below under “—Additional Notes.”

The indenture and the notes do not limit the amount of indebtedness that may be incurred or the amount of securities that may be issued by us, and contain no financial or similar restrictions on us, except as described in the accompanying prospectus under “Description of Debt Securities—Negative Pledge” and “Description of Debt Securities—Consolidation, Merger, Conveyance or Transfer.”

The notes will be issued in fully registered, book-entry form only without interest coupons in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

Ranking

The notes will be our unsecured and unsubordinated obligations and will rank equally with all of our other existing and future unsecured and unsubordinated debt (including indebtedness and guarantees).

Payments of Principal and Interest

The Series 20     Notes issued hereby will mature on                     , 20     and will bear interest at a rate of         % per annum, from                     , 2009. The Series 20     Notes issued hereby will mature on                     , 20     and will bear interest at a rate of         % per annum, from                     , 2009.

ArcelorMittal will pay interest on the Series 20     Notes semi-annually in arrears on                      and                      of each year, commencing on                     , 20     to the holders in whose names the notes are registered at the close of business on                      and                     , respectively, immediately preceding the relevant interest payment date. ArcelorMittal will pay interest on the Series 20     Notes semi-annually in arrears on                      and                      of each year, commencing on                     , 20     to the holders in whose names the notes are registered

at the close of business on                      and                     , respectively, immediately preceding the relevant interest payment date. Interest on the notes will accrue from the Closing Date or from the most recent interest payment date on which the interest has been paid to (but excluding) the relevant interest payment date. The period beginning on the Closing Date and ending on the first interest payment date and each successive period beginning on an interest payment date and ending on the next succeeding interest payment date is called an “interest period.” The amount of interest payable on the notes for any interest period will be computed on the basis of a 360-day year of twelve 30-day months.

The notes will not be redeemable by us, except as described below under “—Redemption, Exchange and Purchase.”

If an interest payment date or the maturity date in respect of the notes is not a “Business Day” (defined below) in the place of payment, ArcelorMittal will pay interest or principal, as the case may be, on the next Business Day. Payments postponed to the next Business Day in this situation will be treated under the indenture as if they were made on the original due date. Postponement of this kind will not result in a default under the notes or the indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a Business Day. The term “Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in the City of New York, Paris or Luxembourg or a place of payment (which shall have been notified in writing to the Trustee) are authorized by law, regulation or executive order to close.

Interest Rate Adjustment Based on Rating Events

The interest rate payable on the notes of each series will be subject to adjustments from time to time if either Moody’s or Standard & Poor’s or, in either case, any substitute rating agency thereof downgrades (or subsequently upgrades) the debt rating assigned to the notes of that series, in the manner described below. A substitute rating agency means a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the United States Securities Exchange Act of 1934, as amended, selected by us (as certified by a certificate of officers confirming the decision of our Board of Directors) as a replacement agency for Moody’s or Standard & Poor’s, or both of them, as the case may be.

If the rating from Moody’s (or any substitute rating agency thereof) of the notes of a series is decreased to a rating set forth in the immediately following table, the interest rate on the notes of that series will increase such that it will equal the interest rate payable on the notes of that series on the date of the initial issuance of notes of such series plus the percentage set forth opposite the ratings from the table below:

Moody’s Rating*	Percentage
Ba1	0.25%
Ba2	0.50%
Ba3	0.75%
B1 or below	1.00%

*	Including the equivalent ratings of any substitute rating agency.

If the rating from Standard & Poor’s (or any substitute rating agency thereof) of the notes of a series is decreased to a rating set forth in the immediately following table, the interest rate on the notes of that series will increase such that it will equal the interest rate payable on the notes of that series on the date of the initial issuance of notes of such series plus the percentage set forth opposite the ratings from the table below:

Standard & Poor’s Rating*	Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%

*	Including the equivalent ratings of any substitute rating agency.

If at any time the interest rate on the notes of a series has been adjusted upward and either Moody’s or Standard & Poor’s (or, in either case, a substitute rating agency thereof), as the case may be, subsequently increases its rating of the notes of that series to any of the threshold ratings set forth above, the interest rate on the notes of that series will be decreased such that the interest rate for the notes of that series equals the interest rate payable on the notes of that series on the date of the initial issuance of notes of such series plus the percentages set forth opposite the ratings from the tables above in effect immediately following the increase. If Moody’s (or any substitute rating agency thereof) subsequently increases its rating of the notes of a series to Baa3 (or its equivalent, in the case of a substitute rating agency) or higher, and Standard & Poor’s (or any substitute rating agency thereof) increases its rating to BBB- (or its equivalent, in the case of a substitute rating agency) or higher, the interest rate on the notes of that series will be decreased to the interest rate payable on the notes of that series on the date of the initial issuance of notes of such series. In addition, the interest rates on the notes of each series will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by either or both rating agencies) if the notes of that series become rated A3 and A- (or the equivalent of either such rating, in the case of a substitute rating agency) or higher by Moody’s and Standard & Poor’s (or, in either case, a substitute rating agency thereof), respectively (or one of these ratings if the notes are only rated by one rating agency).

Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody’s or Standard & Poor’s (or, in either case, a substitute rating agency thereof), shall be made independent of any and all other adjustments. In no event shall (1) the interest rate for the notes of a series be reduced to below the interest rate payable on the notes of that series on the date of the initial issuance of notes of such series or (2) the total increase in the interest rate on the notes of a series exceed 2.00% above the interest rate payable on the notes of that series on the date of the initial issuance of notes of such series.

No adjustments in the interest rate of the notes of a series shall be made solely as a result of a rating agency ceasing to provide a rating of such series of notes. If at any time fewer than two rating agencies provide a rating of the notes of a series for a reason beyond our control, we will use our commercially reasonable efforts to obtain a rating of such series of notes from a substitute rating agency, to the extent one exists, and if a substitute rating agency exists, for purposes of determining any increase or decrease in the interest rate on the notes of a series pursuant to the tables above (a) such substitute rating agency will be substituted for the last rating agency to provide a rating of such series of notes but which has since ceased to provide such rating, (b) the relative rating scale used by such substitute rating agency to assign ratings to senior unsecured debt will be determined in good faith by an independent investment banking institution of national standing appointed by us and, for purposes of determining the applicable ratings included in the applicable table above with respect to such substitute rating agency, such ratings will be deemed to be the equivalent ratings used by Moody’s or Standard & Poor’s, as applicable, in such table and (c) the interest rate on the notes of such series will increase or decrease, as the case may be, such that the interest rate equals the interest rate payable on the notes of such series on the date of the initial issuance of notes of such series plus the appropriate percentage, if any, set forth opposite the rating from such substitute rating agency in the applicable table above (taking into account the provisions of clause (b) above) (plus any applicable percentage resulting from a decreased rating by the other rating agency). For so long as only one rating agency provides a rating of the notes of a series, any subsequent increase or decrease in the interest rate of such series of notes necessitated by a reduction or increase in the rating by the agency providing the rating shall be twice the percentage set forth in the applicable table above. For so long as none of Moody’s, Standard & Poor’s or a substitute rating agency provides a rating of the notes of a series, the interest rate on the notes of such series will increase to, or remain at, as the case may be, 2.00% above the interest rate payable on the notes of such series on the date of the initial issuance of notes of such series.

Any interest rate increase or decrease described above will take effect from the first day of the interest period during which a rating change requires an adjustment in the interest rate. If Moody’s or Standard & Poor’s (or, in either case, a substitute rating agency thereof) changes its rating of the notes of a series more than once during any particular interest period, the last change by such agency will control for purposes of any interest rate increase or decrease with respect to the notes of such series described above relating to such rating agency’s action.

If the interest rate payable on the notes is increased as described above the term “interest,” as used with respect to the notes, will be deemed to include any such additional interest unless the context otherwise requires.

Additional Notes

ArcelorMittal reserves the right, without the consent of the holders of the notes, to create and issue additional notes ranking equally with any series of the notes in all respects, so that such additional notes will be consolidated and form a single series with the relevant series of notes and will have the same terms as to status, redemption or otherwise as such series of the notes; provided, that such additional notes will be issued with no more than de minimis original issue discount for U.S. federal income tax purposes or be part of a qualified reopening for U.S. federal income tax purposes.

Additional Amounts

All payments of principal of, and premium (if any) and interest on the notes will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within Luxembourg, any jurisdiction in which ArcelorMittal is resident for tax purposes or, in the case of a successor entity, any jurisdiction in which such successor entity is organized or resident for tax purposes (or any political subdivision or taxing authority thereof or therein) (each, as applicable, a “Relevant Jurisdiction”), unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required, ArcelorMittal or any successor entity, as the case may be, will make such deduction or withholding, make payment of the amount so withheld to the appropriate governmental authority and will pay such additional amounts (“Additional Amounts”) as will result in receipt by the holders of such amounts as would have been received by the holders had no such withholding or deduction been required by the Relevant Jurisdiction, subject to certain exceptions specified under “Description of Debt Securities—Additional Amounts” in the accompanying prospectus.

Redemption, Exchange and Purchase

As explained below and in the accompanying prospectus under “Description of Debt Securities—Redemption, Exchange and Purchase—Redemption for Taxation Reasons,” ArcelorMittal may redeem the notes before they mature. This means that ArcelorMittal may repay them early. You have no right to require us to redeem the notes (although, under certain circumstances related to a change of control of ArcelorMittal, you may require us to acquire your notes). Unless ArcelorMittal defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Redemption at the Option of the Company

ArcelorMittal will have the right to redeem the notes of any series, in whole or in part from time to time, at our option, on at least 30 days’ but no more than 60 days’ prior written notice given to the registered holders of such series of notes to be redeemed. Upon redemption of the notes, ArcelorMittal will pay a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) of the notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus      basis points in the case of the Series 20     Notes and     basis points in the case of the Series 20     Notes, in each case plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” means, for any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four Reference Treasury Dealer Quotations, the average of all of these quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“redemption date”, when used with respect to any security to be redeemed, means the date fixed for such redemption by or pursuant to the indenture.

“Reference Treasury Dealer” means: (i) each of Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. (or their respective affiliates that are primary U.S. Government securities dealers), and their respective successors, or if at any time any of the above is not a primary U.S. Government securities dealer, one other nationally recognized investment banking firm selected by us that is a primary U.S. Government securities dealer; and (ii) one other leading primary U.S. Government securities dealer designated by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

The notice of redemption will state any conditions applicable to a redemption and the amount of notes of any series to be redeemed. If less than all the notes of any series are to be redeemed, the notes of such series to be redeemed shall be selected by the Trustee by such method as the Trustee deems fair and appropriate.

Except as described under “Description of Debt Securities—Redemption, Exchange and Purchase—Redemption for Taxation Reasons” in the accompanying prospectus, the notes will not otherwise be redeemable by us at our option prior to maturity.

Offer to Purchase upon a Change of Control

Upon the occurrence of a Change of Control, unless ArcelorMittal has exercised our right to redeem the notes as described in the accompanying prospectus under “Description of Debt Securities—Redemption, Exchange and Purchase—Redemption for Taxation Reasons,” or as described above under “—Redemption at the Option of the Company,” or unless the Change of Control Payment Date as described below would fall on or after the maturity date of the notes, the indenture provides that ArcelorMittal will make an offer to purchase all or a portion of each holder’s notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount tendered plus accrued and unpaid interest, if any, to the date of purchase.

Within 30 days following the date upon which the Change of Control occurred, or at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, ArcelorMittal will be required to send, by first class mail, a notice to each holder of notes, with a copy to the Trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date. Holders of notes electing to have notes purchased pursuant to a Change of Control Offer will be required to tender the notes in accordance with the terms of the Change of Control Offer prior to the close of business on the third Business Day prior to the Change of Control Payment Date.

On the Change of Control Payment Date, ArcelorMittal will, to the extent lawful:

•	accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent and instruct the paying agent in writing to pay an amount equal to the purchase price in respect of all notes or portions thereof so tendered; and

•	deliver or cause to be delivered to the Trustee the notes so accepted together with an officer’s certificate stating the aggregate principal amount of notes or portions thereof being purchased by us.

Upon receipt of the foregoing, the paying agent will promptly mail or wire to each holder of notes so tendered the purchase price for such notes, and the Trustee, upon instruction by the Company and in accordance with the indenture, will promptly authenticate and mail or cause to be transferred by book entry to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof. ArcelorMittal will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

ArcelorMittal shall comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the notes, ArcelorMittal shall comply with those securities laws and regulations and shall not be deemed to have breached our obligations under the Change of Control Offer provisions of the notes by virtue of any such conflict.

The Trustee is under no obligation to ascertain whether a Change of Control or any event that could lead to the occurrence of or could constitute a Change of Control has occurred, and until it has actual knowledge or express notice to the contrary, the Trustee may assume that no Change of Control or other such event has occurred.

Exchange and Purchase

ArcelorMittal may at any time make offers to the holders to exchange their notes for other bonds or notes issued by us or any other Person. In addition, ArcelorMittal and any of our Subsidiaries or affiliates may at any time purchase notes in the open market or otherwise at any price.

Cancellation

All notes that are exchanged or purchased may either be held or retransferred or resold or be surrendered for cancellation and, if so surrendered, will, together with all notes redeemed by us, be cancelled immediately and accordingly may not be reissued or resold. The Trustee will make its record of any such cancellation available for inspection to holders during its normal business hours.

Covenants

Holders of the notes will benefit from certain covenants contained in the indenture and affecting our ability to incur liens and merge with other entities. You should read the information under the heading “Description of Debt Securities—Consolidation, Merger, Conveyance or Transfer” and “Description of Debt Securities—Negative Pledge” in the accompanying prospectus.

Events of Default

Holders of the notes will have special rights if an event of default occurs. You should read the information under the heading “Description of Debt Securities—Events of Default” in the accompanying prospectus.

Amendments and Waivers

The discussion of amendments and waivers under “Description of Debt Securities—Amendments and Waivers” in the accompanying prospectus will be applicable to the notes.

Defeasance and Discharge

The discussion of defeasance and discharge under “Description of Debt Securities—Satisfaction and Discharge” and “Description of Debt Securities—Defeasance and Covenant Defeasance” in the accompanying prospectus will be applicable to the notes.

Clearance and Settlement

The notes will be issued in the form of global securities deposited in DTC. Beneficial interests in the notes may be held through DTC, Clearstream or Euroclear. For more information about global securities held by DTC through DTC, Clearstream or Euroclear, you should read “Clearance and Settlement” in the accompanying prospectus.

It is expected that delivery of the notes will be made against payment therefor on or about                     , 2009.

The notes have been accepted for clearance through DTC, Euroclear and Clearstream systems.

Notices

As long as notes in global form are outstanding, notices to be given to holders of the notes will be given to DTC, in accordance with its applicable procedures from time to time.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Series

For purposes of giving consents or other matters in respect of which holders of our debt securities can vote or otherwise take action, each of series of notes will be considered a separate series. See “Description of Debt Securities—Amendments and Waivers”, “Description of Debt Securities—Special Rules for Action by Holders” and “Description of Debt Securities—Events of Default” in the attached prospectus.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the indenture. You should refer to the indenture for the full definition of all such terms, as well as any other terms used in this prospectus supplement or the accompanying prospectus for which no definition is provided.

“Asset(s)” of any Person means, all or any part of its business, undertaking, property, assets, revenues (including any right to receive revenues) and uncalled capital, wherever situated.

A “Change of Control” shall be deemed to have occurred at each time that a Person (or a group of Persons acting in concert) other than one or more members of the Mittal Family controls or acquires control of us; provided that a Change of Control shall not be deemed to have occurred unless, within the Change of Control Period, (i) if our long-term, unsecured and unsubordinated indebtedness is rated by any one or more Rating Agencies, a Rating Downgrade in respect of that Change of Control occurs and, in the case only of such Rating Downgrade occurring within the Potential Change of Control Period, the relevant Rating Agency does not, within the Potential Change of Control Period, reverse such Rating Downgrade so that our long-term, unsecured and unsubordinated indebtedness has the same or a better credit rating attributed by such Rating Agency than before such Rating Downgrade occurred, or (ii) if our long-term, unsecured and unsubordinated indebtedness is not rated by any one or more Rating Agencies, a Negative Rating Event in respect of that Change of Control occurs; “control” means the power to direct the management and policies of an entity, whether through the ownership of voting capital, by contract or otherwise.

“Change of Control Period” means the period commencing on the earlier of (i) the date of the first public announcement of the relevant Change of Control having occurred and (ii) the first day of the Potential Change of Control Period, and ending 90 days after the date of the first public announcement of the relevant Change of Control having occurred (the “Initial End Date”), provided that if one or more Rating Agencies has on or prior to the Initial End Date publicly announced that it has placed the rating of our long-term, unsecured and unsubordinated indebtedness under consideration for rating downgrade (the “Placing on Credit Watch”), the Change of Control Period shall be extended to the earlier of (i) the later of (a) the date which falls 60 days after the date of the Placing on Credit Watch and (b) the Initial End Date or (ii) the date which falls 60 days after the Initial End Date.

“Closing Date” means the date on which the notes are deposited with The Depository Trust Company, as depository.

“Consolidated Financial Statements” means our most recently published:

(a) audited annual consolidated financial statements, as approved by the annual general meeting of our shareholders and certified by an independent auditor; or, as the case may be,

(b) unaudited (but subject to a “review” from an independent auditor) consolidated half-year financial statements, as approved by our Board of Directors,

in each case prepared in accordance with Applicable Accounting Standards.

“Group” means our company and its Subsidiaries taken as a whole.

“Investment Grade Rating” means a rating equal to or higher than Baa3 by Moody’s (or its equivalent under any successor rating category of Moody’s), BBB- by Standard & Poor’s (or its equivalent under any successor rating category of Standard & Poor’s) and BBB- by Fitch (or its equivalent under any successor rating category of Fitch) and the equivalent investment grade credit rating from any replacement Rating Agency or Rating Agencies selected by the Company.

“Mittal Family” means Mr. and/or Mrs. L.N. Mittal and/or their family (acting directly or indirectly through trusts and/or other entities controlled by any of the foregoing).

“Negative Rating Event” means the Company does not within the Change of Control Period obtain an Investment Grade Rating for the Company’s long-term, unsecured and unsubordinated indebtedness from at least one Rating Agency.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Potential Change of Control Period” means the period commencing on the date of the first public announcement of a potential Change of Control by us, or by any actual or potential bidder or any adviser thereto, and ending on the date of the first public announcement of the relevant Change of Control.

“Rating Agency” means (1) each of Moody’s, Standard & Poor’s and Fitch; (2) if any of Moody’s, Standard & Poor’s or Fitch ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act selected by the Company (as certified by a certificate of officers confirming the decision of the Company’s Board of Directors) to act as a replacement rating agency for Moody’s, Standard & Poor’s or Fitch or all of them, as the case may be.

“Rating Downgrade” means the credit rating previously assigned to our long-term, unsecured and unsubordinated indebtedness by any Rating Agency is (a) withdrawn or (b) is changed from investment grade to non-investment grade (for example, from BBB- to BB+ by Standard & Poor’s, or worse) or (c) if the credit rating previously assigned by the relevant Rating Agency was below investment grade, is lowered one rating notch (for example, from BB+ to BB by Standard & Poor’s), and such Rating Agency shall have publicly announced or confirmed in writing to us that such withdrawal or downgrade is principally the result of any event or circumstance comprised in or arising as a result of, or in respect of, the Change of Control or potential Change of Control.

ADDITIONAL TAX CONSIDERATIONS

The disclosure below is complementary to and should be read in conjunction with the disclosure under the heading “Tax Considerations” in the accompanying prospectus.

United States Federal Taxation

For a general discussion of certain U.S. federal tax considerations relevant to a decision by a United States person to invest in the notes, see “Tax Considerations—United States Federal Taxation” in the accompanying prospectus.

Payments or Accruals of Interest and OID

As described in the accompanying prospectus, payments or accruals of interest that is “qualified stated interest” (as defined below) on a note will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts (in accordance with your regular method of tax accounting). If we issue the notes at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the notes multiplied by the number of full years to their maturity, the notes will be “Original Issue Discount Notes” or “OID Notes.” The difference between the issue price and the stated redemption price at maturity of the notes will be the “original issue discount” or “OID.” The “issue price” of the notes will be the first price at which a substantial amount of the notes are sold to the public (i.e., excluding sales of notes to underwriters, placement agents, wholesalers, or similar persons). The “stated redemption price at maturity” will include all payments under the notes other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments issued by the Company) at least annually during the entire term of a note at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an OID Note you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that note for all days during the taxable year that you own the note. The daily portions of original issue discount on an Original Issue Discount Note are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Note, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. In general, if you are the initial holder of the note, the amount of original issue discount on an Original Issue Discount Note allocable to each accrual period is determined by:

(i) multiplying the “adjusted issue price” (as defined below) of the note at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity (defined below) of the note and the denominator of which is the number of accrual periods in a year; and

(ii) subtracting from that product the amount (if any) payable as qualified stated interest allocable to that accrual period.

The “adjusted issue price” of an OID Note at the beginning of any accrual period will generally be the sum of its issue price (including any accrued interest) and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the note in all prior accrual periods. All payments on an OID Note (other than qualified stated interest) will generally be viewed first as payments of previously accrued OID (to the extent of the previously accrued discount), with payments considered made from the earliest accrual periods first, and then as a payment of principal. The “annual yield to maturity” of a note is the discount rate (appropriately adjusted to reflect the length of accrual periods) that causes the present value on the issue date of all payments on the note to equal the issue price. As a result of this “constant yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an OID Note denominated in U.S. dollars generally will be lesser in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

Purchase, Sale and Retirement of Notes

Initially, your tax basis in a note generally will equal the cost of the note to you. Your basis will increase by any amounts of OID that you are required to include in income. When you sell or exchange a note, or if a note that you hold is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any accrued qualified stated interest, which will be subject to tax in the manner described above) and your tax basis in the note. The gain or loss that you recognize on the sale, exchange or retirement of a note will generally be capital gain or loss. The gain or loss on the sale, exchange or retirement of a note will generally be long-term capital gain or loss if you have held the note for more than one year on the date of disposition. Net long-term capital gain recognized by an individual United States person generally will be subject to tax at a lower rate than net short-term capital gain or ordinary income. The ability of United States persons to offset capital losses against ordinary income is limited.

Possible Alternative Characterizations

In certain circumstances, we may be obligated to pay additional interest as a result of adjustments to the ratings assigned to the notes. See “Description of Notes—Payments of Principal and Interest—Interest Rate Adjustment Based on Rating Events.” The obligation to make these payments may implicate the provisions of the U.S. Treasury regulations relating to “variable rate debt instruments” or “contingent payment debt instruments.” We believe that the possibility, as of the date the notes are issued, of the payment of such additional interest does not result in the notes being treated as variable rate debt instruments or contingent payment debt instruments under the applicable Treasury regulations. Our determination is not, however, binding on the Internal Revenue Service, which could challenge this position. If such challenge were successful, the timing, character and amount of income on the notes would be affected. Among other things, if the notes were recharacterized as contingent payment debt instruments you might be required to accrue income on the notes in excess of stated interest, and you would generally be required to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note. United States persons are advised to consult their own tax advisors with respect to the effect of the interest rate adjustment provision on the U.S. federal income tax treatment of the notes.

UNDERWRITING

ArcelorMittal intends to offer the notes through the underwriters named below. Subject to the terms and conditions of the underwriting agreement with ArcelorMittal, dated the date of this prospectus supplement, each of the underwriters has severally agreed to purchase, and ArcelorMittal has agreed to sell to each underwriter, the principal amount of notes set forth opposite the name of each underwriter:

Underwriter	Principal Amount of Notes	Principal Amount of Notes
J.P. Morgan Securities Inc.	$	$
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.	$	$

Total	$	$

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the notes initially at the offering price on the cover page of this prospectus supplement.

The underwriters may offer such notes to selected dealers at the public offering price minus a selling concession of up to         % of the principal amount of the Series 20     Notes and up to         % of the principal amount of the Series 20     Notes. In addition, the underwriters may allow, and those selected dealers may reallow, a selling concession to certain other dealers of up to         % of the principal amount of the Series 20     Notes and up to         % of the principal amount of the Series 20     Notes. After the initial offering, the underwriters may change the public offering price and other selling terms.

ArcelorMittal has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The total expenses incurred by the Company in the offering, excluding underwriting discounts and commissions, are estimated to amount to approximately $            .

The notes are a new issue of securities with no established trading market. ArcelorMittal has been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. ArcelorMittal cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with this offering, the underwriters may, subject to applicable laws and regulations, purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may, subject to applicable laws and regulations, impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because a representative of the underwriters has repurchased notes sold by or for the account of that underwriter in stabilizing or covering short transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time.

EEA selling restriction

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “relevant member state”), each underwriter has represented and agreed that it has not made and will not make an offer of the notes to the public in that relevant member state, except that it may make an offer of the notes to the public in that relevant member state at any time under the following exemptions under the Prospectus Directive (as defined below), if they have been implemented in that relevant member state: (i) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (ii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; (iii) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or (iv) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of notes shall result in a requirement for the publication by the Company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this section, the expression an “offer of the notes to the public” in relation to any notes in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and references to the “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

United Kingdom selling restriction

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Other relationships

The underwriters and their affiliates from time to time have provided certain investment banking, commercial banking and financial advisory services to us, for which they have received customary fees, commissions and other payments, and they may provide these services to us in the future, for which they would receive customary fees, commissions and other payments.

EXPENSES OF THE OFFERING

ArcelorMittal estimates that the total expenses in connection with this offering will be as follows:

	Amount	Percentage of Net Proceeds of this Offering
SEC registration fee	$
Trustee’s fees
Printing fees
Legal fees and expenses
Accountant fees and expenses

Total	$		%

All amounts are estimated except the SEC registration fee.

VALIDITY OF NOTES

The due authorization of the issuance of the notes and other matters governed by Luxembourg law will be passed upon for ArcelorMittal by Bonn Schmitt Steichen, its Luxembourg counsel. The validity of the notes and certain other matters of New York law will be passed upon for ArcelorMittal by Cleary Gottlieb Steen & Hamilton LLP, its United States counsel, and for the underwriters by Davis Polk & Wardwell LLP.

$                     % notes due 20

$                     % notes due 20

Citi	Deutsche Bank	J.P. Morgan

            , 2009